(Check One): ☒ Form 10-K ☐ Form 11-K ☐ Form 20-F ☐ Form 10-Q ☐ Form N-SAR	SECURITIES AND EXCHANGE COMMISSION WASHINGTON, DC 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

Commission File Number: 0-22439

For Period Ended: December 31, 2004
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read attached instruction sheet before preparing form. Please print or type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I. Registrant Information

Fisher Communications, Inc.
Full name of registrant:

Former name if applicable:

100 Fourth Avenue N., Suite 510
Address of principal executive office (Street and number):

Seattle, Washington 98109
City, State and Zip Code:

Part II. Rule 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III. Narrative

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

(Attach extra sheets if needed.)

Fisher Communications, Inc. (the “Company”) is unable to file its annual report on Form 10-K for the year ended December 31, 2004 (the “Form 10-K”) by March 16, 2005, the original due date, as additional time is required to complete the preparation of the Form 10-K. Most notably, management is unable to finalize the Company’s financial statements and management’s report on internal control over financial reporting until it completes its evaluation of its internal controls over financial reporting as required under Section 404 of the Sarbanes-Oxley Act of 2002 and related SEC rules. Management views many aspects of the financial statements and internal control evaluation as interconnected, and both are subject to an integrated audit in 2004. The additional time required to complete these activities could not be eliminated without unreasonable effort or expense. Accordingly, the Company is unable to file its Form 10-K by the applicable deadline without unreasonable effort and expense. The Company anticipates that it will be able to file the Form 10-K by the date prescribed in Rule 12b-25(b)(2)(ii).

Part IV. Other Information

(1)	Name and telephone number of person to contact in regard to this notification.

Robert C. Bateman, Chief Financial Officer	(206)	404-6776
(Name)	(Area code)	(Telephone number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

On February 14, 2005, the Company announced its financial results for its fourth fiscal quarter and fiscal year ended December 31, 2004. A copy of the press release was furnished in the Company’s current report on Form 8-K, filed with the Securities and Exchange Commission on February 14, 2005. Operating results that are expected to be included in the Company’s Form 10-K for the year ended December 31, 2004 are expected to be consistent with the results of operations for such fiscal periods as set forth in the February 14, 2005 press release. Information from the February 14, 2005 press release is included below.

The Company reported net income of $4.5 million in the fourth quarter of 2004, compared to a loss from continuing operations of $6.0 million in the fourth quarter of the prior year. The significant improvement from the prior period was primarily the result of strong candidate and advocacy advertising leading up to the November 2004 elections. Including income from 2003 asset sales classified within discontinued operations, the Company reported net income of $19.8 million in the fourth quarter of 2003.

Loss from continuing operations for the year ended December 31, 2004 was $11.8 million, compared to a loss from continuing operations of $14.8 million in 2003. Net loss for the year ended December 31, 2004 was $12.0 million. Including income from 2003 asset sales classified within discontinued operations, the Company reported net income of $8.2 million in the year ended December 31, 2003.

The Company’s operating results include gains and losses from derivative instruments related directly to prior corporate borrowing agreements that were refinanced in the second half of 2004 through a $150 million placement of senior notes. As a result of the refinancing, Fisher Communications’ debt structure was significantly simplified, debt that was nearing maturity was extended to 2014, and the Company no longer has any derivative instruments outstanding. The derivative instruments had a significant impact on the Company’s operating results. The Company recognized a gain of $0.6 million on derivative instruments in the fourth quarter of 2004, compared to a loss of $7.4 million in the fourth quarter of 2003. For the year ended December 31, 2004, the Company recognized a loss of $12.7 million on derivative instruments, compared to a loss on derivative instruments of $6.9 million in 2003.

The Company’s revenue in the fourth quarter of 2004 increased 22.6% to $42.3 million, compared to $34.5 million in the fourth quarter of 2003. Revenue for the year ended December 31, 2004 increased 11.2% to $153.9 million, compared to $138.4 million in 2003. The increases in revenue in the 2004 periods were primarily due to strong political advertising and generally improved local advertising, offset by somewhat weaker national television advertising.

Revenues increased in the three and twelve-month periods ended December 31, 2004, as compared to the same periods in 2003; however, total operating expenses decreased in the 2004 periods. These overall decreases in operating expenses were due primarily to certain non-recurring general and administrative expenses incurred in 2003, including retention and pension termination expenses, as well as continued tight controls over expenditures in 2004. These overall declines in general and administrative expenses in the three and twelve-month 2004 periods, as compared to the same periods in 2003, were offset in part by increased expenditures for the Company’s compliance with the internal control documentation and testing provisions relating to the Sarbanes-Oxley Act of 2002.

Fisher Communications, Inc.

(Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 16, 2005	By:	/s/ Robert C. Bateman
Robert C. Bateman,
Chief Financial Officer